U.S.  SECURITIES  AND  EXCHANGE  COMMISSION
                            WASHINGTON  D.C.  20549


                                 FORM  6-K


                      REPORT  OF  FOREIGN  PRIVATE  ISSUER
                   PURSUANT  TO  RULE  13A-16  OR  15D-16  OF
                    THE  SECURITIES  EXCHANGE  ACT  OF  1934


                       For  the  Month  of  MAY  2001


                              MFC  BANCORP  LTD.
           (Exact  Name  of  Registrant  as  specified  in  its  charter)

                        17 DAME STREET, DUBLIN 2, IRELAND
                                (35 31) 679 1688
         (Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                      [X]  Form 20-F          [ ]  Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes          No   X
                                  -----       -----

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________________).

                                     [LOGO]


                                MFC BANCORP LTD.



                            2001 FIRST QUARTER REPORT
                                 TO SHAREHOLDERS



                                 MARCH 31, 2001



                           FORWARD-LOOKING STATEMENTS


The statements in this report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

- general economic and business conditions, including changes in interest rates;
-     prices  and  other  economic  conditions;
-     natural  phenomena;
- actions by government authorities, including changes in government regulation;
-     uncertainties  associated  with  legal  proceedings;
-     technological  development;
-     future  decisions  by  management  in  response  to  changing  conditions;
-     our  ability  to  execute  prospective  business  plans;  and
-     misjudgments  in  the  course  of  preparing  forward-looking  statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

                                MFC BANCORP LTD.

                            2001 FIRST QUARTER REPORT

President's  Letter  to  Shareholders:

We are pleased to enclose our results for the first quarter of 2001. Our net earnings in the first three months of 2001 increased by approximately 31.1% compared to the same period in 2000. The following table is a summary of selected financial information concerning MFC for the periods indicated:





                                          Three Months Ended                Three Months Ended
                                               March 31,                         March 31,
                               -------------------  -------------------  -------------  --------
                                       2001                 2000              2001        2000
                               -------------------  -------------------  -------------  --------
                                      (U.S. Dollars in thousands       (Canadian Dollars in thousands
                                       except per share amounts)          except per share amounts)
                                           Information Only

Revenue                        $            27,895  $            19,031  $      44,002  $ 27,661
Net income                                   5,125                4,243          8,083     6,165
Net income per share:
 Basic                                        0.42                 0.35           0.67      0.51
 Diluted                                      0.40                 0.33           0.63      0.48

                                     March 31,          December 31,        March 31, December 31,
                                       2001                2000                2001       2000
                               -------------------  -------------------  -------------  --------
                                      (U.S. Dollars in thousands)     (Canadian Dollars in thousands)
                                            Information Only

Cash and cash equivalents      $             46,575  $            45,677  $      73,467  $ 68,524
Securities                                   55,174               53,582         87,032    80,384
Total assets                                188,806              221,346        297,823   332,063
Debt                                         23,634               23,611         37,280    35,421




We have restated our earnings per share data for the three months ended March 31, 2000 as a result of a change in the computation of earnings per share under Canadian generally accepted accounting principles. See Note 3 to our consolidated financial statements for additional information with respect to the computation of earnings per share.

MFC is a financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. We advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. These activities are principally conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A., which is a licensed full-service Swiss bank based in Geneva, Switzerland and with an office located in Zurich, Switzerland which was opened in August 2000. We also commit our own capital to promising enterprises and invest and trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our proprietary investing is generally not passive and we seek investments where our financial expertise and management can either add or unlock value. Our operations are primarily conducted in Europe and North America.

Our banking operations require substantially less regulatory capital than traditional North American banks as the majority of its customer deposits are placed in the European fiduciary market. Such placements are off-balance sheet items which allow us to generate fee income without tying up significant amounts of capital. This is in contrast to most North American banks, which generate revenue from the spread between the cost of funds and the credit received.

In May 2001, we opened a new office in Berlin, Germany. The Berlin office will assist us in building a presence in the merchant banking field in Germany.

We have established a foundation for our financial services business and look forward to continued growth during the remainder of 2001.


                                                     Respectfully  submitted,

                                                     /s/  M.J.  Smith

                                                     M.J.  Smith
May  2001                                            President

                                MFC BANCORP LTD.



                        CONSOLIDATED FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2001

                                   (UNAUDITED)

                                MFC BANCORP LTD.

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)


                                          MARCH 31, 2001      MARCH 31,    DECEMBER 31,
                                         ----------------       2001           2000
                                          (U.S. DOLLARS)   --------------   ---------
                                         INFORMATION ONLY     (CANADIAN DOLLARS)
ASSETS
Cash and cash equivalents                $        46,575   $      73,467   $ 68,524
Securities                                        55,174          87,032     80,384
Loans                                             59,972          94,600    119,113
Receivables                                        7,879          12,429     20,321
Due from investment dealers                           75             118     13,510
Property held for development and sale             5,994           9,455      9,243
Excess cost of net assets acquired                10,590          16,705     17,032
Prepaid and other                                  2,547           4,017      3,936
                                         ----------------  --------------  ---------
                                         $       188,806   $     297,823   $332,063
                                         ================  ==============  =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
 Deposits                                $         7,602   $      11,992   $ 63,572
 Accounts payable and accrued expenses            14,575          22,990     16,155
 Debt                                             23,634          37,280     35,421
                                         ----------------  --------------  ---------
                                                  45,811          72,262    115,148

Minority interests                                 2,405           3,794      3,781

Shareholders' equity
 Common stock                                     41,553          65,545     65,138
 Cumulative translation adjustment                  (399)           (628)      (771)
 Retained earnings                                99,436         156,850    148,767
                                         ----------------  --------------  ---------
                                                 140,590         221,767    213,134
                                         ----------------  --------------  ---------
                                         $       188,806   $     297,823   $332,063
                                         ================  ==============  =========




   The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
                                   (UNAUDITED)
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)





                                           2001      2001       2000
                                         --------  ---------  --------
                                     (U.S. DOLLARS) (CANADIAN DOLLARS)
                                    INFORMATION ONLY

Financial services revenue               $27,895   $ 44,002   $ 27,661

Expenses
 Financial services                       20,482     32,309     15,159
 General and administrative                1,703      2,687      4,887
 Interest                                    529        834      1,422
                                         --------  ---------  ---------
                                          22,714     35,830     21,468
                                         --------  ---------  ---------

Income before income taxes                 5,181      8,172      6,193
Provision for income taxes                   (48)       (76)        (9)
                                         --------  ---------  ---------
                                           5,133      8,096      6,184

Minority interests                            (8)       (13)       (19)
                                         --------  ---------  ---------
Net income                                 5,125      8,083      6,165
Retained earnings, beginning of period    94,311    148,767    109,604
                                         --------  ---------  ---------
Retained earnings, end of period         $99,436   $156,850   $115,769
                                         ========  =========  =========

Earnings per share
 Basic                                   $  0.42   $   0.67   $   0.51
                                         ========  =========  =========
 Diluted                                 $  0.40   $   0.63   $   0.48
                                         ========  =========  =========

Weighted average number of shares
 outstanding (in thousands)
 Basic                                    12,103     12,103     12,042
                                         ========  =========  =========
 Diluted                                  13,496     13,496     13,575
                                         ========  =========  =========



   The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)




                                                          MARCH 31,
                                                   -----------  --------
                                                         2001      2000
                                                   -----------  --------
Net income                                         $    8,083   $ 6,165
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation and amortization                          492       422

Changes in current assets and liabilities
   Securities                                            (752)     (613)
   Receivables                                          4,698     1,844
   Due from investment dealers                         13,289     4,896
   Properties held for development and sale              (139)      (23)
   Accounts payable and accrued expenses                7,655    (3,335)
   Other                                                 (191)      322
                                                   -----------  --------
                                                       33,135     9,678
Financing
   Net (decrease) increase in deposits                (50,545)   16,269
   Borrowings                                               -     7,271
   Issuance of shares                                     407         9
                                                   -----------  --------
                                                      (50,138)   23,549
Investing
   Net decrease (increase) in loans                    22,537    (7,533)
   Purchases of subsidiaries                                -      (612)
   Other                                                  (16)        7
                                                   -----------  --------
                                                       22,521    (8,138)

Exchange rate effect on cash and cash equivalents        (575)   (1,747)
                                                   -----------  --------
Net change in cash                                      4,943    23,342
Cash and cash equivalents, beginning of period         68,524    49,567
                                                   -----------  --------

Cash and cash equivalents, end of period           $   73,467   $72,909
                                                   ===========  ========



   The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001
                                   (UNAUDITED)


NOTE  1.  BASIS  OF  PRESENTATION

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements, except for the computation of earnings per share (see Note 3 below). Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

NOTE  2.  NATURE  OF  BUSINESS

The Company is in the financial services business and its principal activities focus on merchant banking.

NOTE  3.  EARNINGS  PER  SHARE

The Company adopts the Canadian Institute of Chartered Accountants' Accounting Handbook Section 3500, "Earnings Per Share", which is applied for fiscal years beginning on or after January 1, 2001. All prior earnings per share information presented is restated to conform with Accounting Handbook Section 3500.

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if-converted" method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. Accordingly, as a result of the adoption of Accounting Handbook Section 3500, effective January 1, 2001 the computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under U.S. generally accepted accounting principles.

Prior to the adoption of Accounting Handbook Section 3500, the computation of fully diluted earnings per share considered the dilutive effect of outstanding call options and warrants and convertible securities as if they were either exercised or converted at the beginning of the period.

NOTE  4.  REPORTING  CURRENCY

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S.$1.00 = Canadian $1.5774 as at March 31, 2001, being the period-end exchange rate as required by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IN  THIS  DOCUMENT,  PLEASE  NOTE  THE  FOLLOWING:

- REFERENCES TO "WE", "OUR", "US" OR "MFC" MEAN MFC BANCORP LTD. AND ITS SUBSIDIARIES UNLESS THE CONTEXT OF THE SENTENCE CLEARLY SUGGESTS OTHERWISE;
- ALL REFERENCES TO MONETARY AMOUNTS ARE IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED; AND
- SELECTED FINANCIAL INFORMATION HAS BEEN PROVIDED IN U.S. DOLLARS FOR INFORMATIONAL PURPOSES USING AN EXCHANGE RATE OF ONE CANADIAN DOLLAR BEING EQUAL TO U.S.$0.6340, BEING THE FEDERAL RESERVE BANK OF NEW YORK RATE OF CONVERSION FOR CANADIAN DOLLARS TO U.S. DOLLARS AS AT MARCH 31, 2001.

The following discussion and analysis of the financial condition and results of our operations for the three months ended March 31, 2001 should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. Certain reclassifications have been made to our prior period financial statements to conform to the current period presentation.

RESULTS  OF  OPERATIONS  -  THREE  MONTHS  ENDED  MARCH  31,  2001

In the three months ended March 31, 2001, revenues increased to $44.0 million from $27.7 million in the comparable period of 2000, primarily due to increased merchant banking activities. Expenses increased to $35.8 million in the three months ended March 31, 2001 from $21.5 million in the comparable period of 2000, primarily as a result of higher revenues. General and administrative expenses decreased to $2.7 million in the three months ended March 31, 2001 from $4.9 million in the comparable period of 2000. Interest expense decreased to $0.8 million in the three months ended March 31, 2001 from $1.4 million in the comparable period of 2000.

In the three months ended March 31, 2001, our net earnings were $8.1 million or $0.67 per share on a basic basis ($0.63 per share on a diluted basis). In the three months ended March 31, 2000, our net earnings were $6.2 million or $0.51 per share on a basic basis ($0.48 per share on a diluted basis).

LIQUIDITY  AND  CAPITAL  RESOURCES

The following table is a summary of selected financial information concerning MFC for the periods indicated:




                                      U.S. DOLLARS                 CANADIAN DOLLARS
                            ---------------  -----------------  ----------  -------------
                                  MARCH 31,       DECEMBER 31,   MARCH 31,   DECEMBER 31,
                                       2001               2000        2001           2000
                            ---------------  -----------------  ----------  -------------
                                     (IN THOUSANDS)                 (IN THOUSANDS)
                                    INFORMATION ONLY
Cash and cash equivalents   $        46,575  $          45,677  $   73,467  $      68,524
Securities                           55,174             53,582      87,032         80,384
Total assets                        188,806            221,346     297,823        332,063
Debt                                 23,634             23,611      37,280         35,421




We maintain a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, highly liquid marketable securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. This liquidity is used by us in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

At March 31, 2001, our cash and cash equivalents were $73.5 million, compared to $68.5 million at December 31, 2000. At March 31, 2001, we had securities of $87.0 million, compared to $80.4 million at December 31, 2000.

OPERATING  ACTIVITIES

Operating activities provided cash of $33.1 million in the three months ended March 31, 2001, compared to $9.7 million in the comparable period of 2000. In the three months ended March 31, 2001, a decrease in receivables provided cash of $4.7 million, compared to $1.8 million in the comparable period of 2000. A decrease in amounts due from investment dealers as a result of the outsourcing of our private banking operations provided cash of $13.3 million in the three months ended March 31, 2001, compared to $4.9 million in the comparable period of 2000. An increase in accounts payable and accrued expenses provided cash of $7.7 million in the three months ended March 31, 2001, compared to a decrease in same using cash of $3.3 million in the comparable period of 2000. A net increase in securities used cash of $0.8 million in the current period, compared to $0.6 million in the comparable period of 2000. We expect to generate sufficient cash flow from operations to meet our working capital requirements.

INVESTING  ACTIVITIES

Investing activities in the three months ended March 31, 2001 provided cash of $22.5 million, compared to using cash of $8.1 million in the comparable period of 2000, primarily as a result of a net decrease of approximately $22.5 million in loans during the current period.

FINANCING  ACTIVITIES

Financing activities used cash of $50.1 million in the three months ended March 31, 2001, compared to providing cash of $23.5 million in the comparable period of 2000, primarily as a result of a net decrease of approximately $50.5 million in deposits for our customers' accounts during the current period primarily resulting from the outsourcing of our private banking operations.

The devaluation of the Swiss franc relative to the Canadian dollar by approximately 1.9% over the period resulted in an unrealized foreign exchange translation loss of $0.6 million on cash and cash equivalents, which is included as shareholder's equity in our balance sheet and does not affect our net earnings.

We continue to explore potential acquisition opportunities as a means of expanding our business. Such opportunities may involve acquisitions which are material in size and may require the raising of additional capital.

FOREIGN  CURRENCY

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations, in particular, those in Switzerland.

We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings.

As a substantial amount of our revenues are received in Swiss francs, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs prevailing during that period. In addition, certain assets, liabilities, revenues and expenses are denominated in U.S. dollars. In the three months ended March 31, 2001, we reported approximately a net $0.1 million foreign exchange translation gain and, as a result, our cumulative foreign exchange translation loss at March 31, 2001 was $0.6 million, compared to $0.8 million at December 31, 2000.

Since both principal sources of revenues and expenses of our banking subsidiary are in Swiss francs, we use derivatives to manage our foreign exchange exposure with respect to Swiss francs only.

Based upon the period average exchange rate in the first quarter of 2001, the Canadian dollar decreased by approximately 2.9% in value against the Swiss franc and approximately 4.9% in value against the U.S. dollar, compared to the first quarter of 2000.

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S.$1.00 = Canadian $1.5774 as at March 31, 2001, being the period-end exchange rate as required by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

The depreciation of the Canadian dollar by approximately 4.9% in value against the U.S. dollar from U.S.$1.00 = Canadian $1.5002 as at December 31, 2000 to U.S.$1.00 = Canadian $1.5774 as at March 31, 2001 had an adverse impact on our financial statements presented in U.S. dollars for informational purposes. Such a depreciation resulted in a net decrease in shareholders' equity when our financial statements were translated into U.S. dollars using the period-end exchange rate, even though we reported earnings in U.S. dollars of $5.1 million in the current quarter. As at May 25, 2001, the exchange rate was U.S.$1.00 = Canadian $1.5452.

CERTAIN  FACTORS

Our results of operations may be materially affected by market fluctuations and economic factors. In addition, our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups, on-line service providers and other companies offering financial services in Europe and globally.

DERIVATIVE  INSTRUMENTS

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign exchange exposure for our own account.

INFLATION

We do not believe that inflation has had a material impact on revenues or income during the first quarter of 2001. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant              MFC  BANCORP  LTD.
                        -----------------------

By                      /s/  Michael  J.  Smith
                        -----------------------
                        MICHAEL J. SMITH, PRESIDENT


Date                    May  29,  2001
                        -----------------------